

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2024

Seck Chyn "Neil" Foo
Chief Executive Officer
Bukit Jalil Global Acquisition 1 Ltd.
31-1 Taman Miharja Phase 3B
Jalan 3/93, 2 ½ Miles, Cheras
Kuala Lumpur, Malaysia 55200

      Re: Bukit Jalil Global Acquisition 1 Ltd.
           Form 10-K for the Year Ended December 31, 2023
           File No. 001-41729

Dear Seck Chyn "Neil" Foo:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Technology

cc: Arila Zhou